350 EAST LAS OLAS BOULEVARD LAS OLAS CENTRE II, SUITE 1150 P.O. BOX 30310 FORT LAUDERDALE, FL 33303-0310 954.759.2760 DIRECT 954.462.4150 MAIN 954.462.4260 FAX cgage@ralaw.com www.ralaw.com

May 11, 2012

United States Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, DC 20549-3628 Attention: Justin Dobbie Legal Branch Chief

Re:	Brick Top Productions, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed February 9, 2012 File No. 333-176093

Dear Mr. Dobbie:

The purpose of this letter is to provide the Company’s responses to the February 27, 2012 Comment Letter (the “Comment Letter”) to Alexander Bafer, Chief Executive Officer of Brick Top Productions, Inc. (the “Company,” “we,” “our” or “us”).  For your convenience, we have restated the comments from the Comment Letter below followed by the Company’s response.

General

COMMENT 1.

Please revise to disclose information in "Selling Shareholders" on page 10 and "Security Ownership of Certain Beneficial Owners and Management" on page 21 as of the most recent practicable date.

Response:

We have revised the “Selling Shareholders” information and the “Security Ownership of Certain Beneficial Owners and Management” information to provide information as of May 11, 2012.

Risk Factors, page 3

We need additional capital to develop our business, Page 4

COMMENT 2.

We note your response to our prior comments 5 and 20. In light of your substantial accrued and ongoing compensation expense and the statement on page 18 that raised capital may be used to pay accrued salary expense, please revise the statement here that "[a]s a result most of the capitals raised will be invested in the acquisition and development of media projects" or explain your basis for this belief.

Response:

Our Chief Executive Officer agreed on October 1, 2011 to waive future salary under his employment agreement, until further notice, in an effort to reduce operating expenses.

We have revised the statement “[a]s a result most of the capitals raised will be invested in the acquisition and development of media projects”, to read “[a]s a result any capital we might raise will be initially used to cover general working capital expenses, including accrued executive salary expense of $150,000, with the remainder being invested in the acquisition and development of media projects.”

COMMENT 3.

We note your response to our prior comment 20.  Please provide a separate risk factor addressing the fact that future revenues and capital raised may be directed to paying accrued compensation to your executives.

NEW YORK	CLEVELAND	TOLEDO	AKRON	COLUMBUS	CINCINNATI
WASHINGTON, D.C	TALLAHASSEE	ORLANDO	FORT MYERS	NAPLES	FORT LAUDERDALE

United States Securities and Exchange Commission

Justin Dobbie

May 11, 2012

Response:

We have added the following risk factor to the Registration Statement:

“We have accrued $87,500 in compensation for our CEO and $62,500 in compensation for our former President.

As of March 31, 2012, we have accrued $87,500 in compensation for our CEO, which has been earned and not yet paid, and $62,500 in compensation for our former President, which has been earned and not yet paid.  Our CEO agreed to waive future base salary under his employment agreement commencing on October 1, 2011, until further notice, in an effort to reduce our operating expenses.  As a result of the foregoing, much of the capital we are able to raise and/or revenue we are able to generate will be initially used to satisfy accrued and unpaid compensation expense, as well as other general working capital expenses.  This will limit, at least initially, our ability to designate said funds to the acquisition or development of media projects.”

Any trading market that may develop, page 8

COMMENT 4.

We note your response to our prior comment 8.  You state that you "have not yet conducted an analysis of which states offer manual exemptions and which states do not." Please revise to clarify for investors when and whether you will provide them with this information. Please also explain when you intend to seek qualification of the resale of your securities relative to seeking acceleration of effectiveness of this registration statement.

Response:

We have revised disclosure to clarify for investors the information that we have with respect to manual exemptions and to explain when we intend to seek qualification of the resale of our securities relative to seeking acceleration of effectiveness of this registration statement.

Determination of Offering Price, page 10

COMMENT 5.

We note the statement on the outside cover page of the prospectus regarding your shares being "quoted on the Over the Counter Bulletin Board (OTCBB) or other over the counter markets." Please revise here to clarify the other over the counter markets and what plans you have in this regard.

Response:

We have revised the statement “quoted on the Over the Counter Bulletin Board (OTCBB) or other over the counter markets” by deleting the phrase “or other over the counter markets.”  Further, we have cross referenced a risk factor which details the process will need to be worked through in order for our stock to be quoted on the OTCBB.

Description of Business, page 13

COMMENT 6.

We note your response to our prior comment 10. We note disclosure about acquiring the rights and financing, producing and selling the distribution rights for Bless Me Father and constructing your smartphone application, advertising your link, and generating advertising revenue. For these projects please revise to disclose the anticipated timing and costs for each necessary step along the way before you generate revenue. Additionally please revise to clarify whether you anticipate additional capital will be needed before each project generates revenue.

Response:

We have revised the Description of Business section to disclose, with respect to Bless Me Father, constructing our smartphone application, advertising our link, and generating advertising revenue, the anticipated timing and costs for each necessary step along the way before we generate revenue, and to clarify whether we anticipate additional capital will be needed before each project generates revenue.

United States Securities and Exchange Commission

Justin Dobbie

May 11, 2012

COMMENT 7.

Please also revise your prospectus summary to provide a brief summary of your budget and timeframe for The Doorman, Bless Me Father, including a statement that you do not yet have rights to this project, and your smartphone initiative.

Response:

We have revised the prospectus summary to provide a brief summary of our budget and timeframe for The Doorman, Bless Me Father (including a statement that we do not yet have rights to this project), and our smartphone initiative.

COMMENT 8.

We note your response to our prior comment 13. You disclose that there is no body that determines the pricing set forth in the matrix. Please revise to state who determines the pricing in the matrix.

Response:

We have revised the “Description of Business” section to delete references to the “matrix.”

COMMENT 9.

We note your response to our prior comment 15. Please revise the statement on pages 13 and 14 that you believe the marketability of The Doorman project to be "approximately 4 to 6 years," at which point is will likely become stale, to clarify whether you mean 4 to 6 years after the date of completion which was September 2010. Please also provide us with the basis for your belief that the project will remain marketable for this period of time.

Response:

We have revised the statement on pages 13 and 14 to clarify that we mean 4 to 6 years from the date of the Prospectus, and to provide the basis of our belief that the project will remain marketable for that period of time.

Executive Compensation

COMMENT 10.

We note your response to our prior comment 5. You refer on page 4 to "$50,000 for monthly executive salary expense." This suggests $600,000 per year in executive salary expense. However we note on page 20 that your employment agreement with Mr. Bafer provides for a base salary of $150,000. There is no indication of any employment agreement with Mr. Leone, but the summary compensation table reflects $25,000 in compensation for Mr. Leone for 2011. With a view to revised disclosure please reconcile these amounts for us.

Response:

The reference to $50,000 for monthly executive salary expense was a typo.  It was intended to be $150,000 per year.  However, as stated above, our Chief Executive Officer agreed on October 1, 2011 to waive future salary under his employment agreement, until further notice, in an effort to reduce operating expenses.  We have revised the reference on page 4 accordingly.  Mr. Leon resigned all positions held with the Company in September 2011 and no longer has an employment agreement with the Company.

COMMENT 11.

We note your response to our prior comment 19. We note the statement on page 6 that "[a]s of December 31, 2011, [you] have accrued $125,000 of compensation for Mr. Bafer, which has been earned and not yet paid." We note that the summary compensation table shows the salary paid rather than the total salary earned. Please revise the summary compensation table for each named executive officer to reflect compensation earned during each fiscal year covered. Please refer to Item 402(n)(2) of Regulation S-K.

Response:

We have revised the summary compensation table to show the compensation earned for each named executive officer during each fiscal year covered, and have included a footnote explaining the amount of earned compensation that has not been paid and is being accrued.

United States Securities and Exchange Commission

Justin Dobbie

May 11, 2012

Age of Financial Statements

COMMENT 12.

Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X. In this regard, the next amendment to your Registration Statement on Form S-1 should include audited financial statements and related financial information, such as MD&A, for the year ended December 31, 2011.

Response:

We will continue to consider the financial statement updating requirements set forth in rule 8-08 of Regulation S-X, and have included audited financial statements and related financial information for the year ended December 31, 2011.

Accountant’s Consent

COMMENT 13.

Amendments should contain a currently dated accountants' consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Response:

We have included a currently dated accountants’ consent in the filing.

We would appreciate the cooperation of Staff in working with us to address any future comments the Staff may have.  We welcome the opportunity to speak with Staff members directly in an effort to expedite any review.

Very truly yours,

Clint J. Gage

CJG/vsb

cc:

Alex Bafer, CEO, Brick Top Productions, Inc.